UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35671 / July 8, 2025

In the Matter of:

Trinity Capital Inc.,
Trinity Capital Adviser LLC,
TrinCap Funding, LLC,
EPT 16 LLC, and
EPT SPV 16 Sub (US) LLC

1 N. 1st Street, Suite 302
Phoenix, AZ 85004

812-15594

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Trinity Capital Inc., et al. filed an application on June 28, 2024, and amendments to the
application on April 29, 2025, and June 10, 2025, requesting an order under sections 17(d) and
57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would
permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and
rule 17d-1 under the Act. The order would permit certain registered closed-end management
investment companies and business development companies (collectively, the "Regulated Funds")
to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On June 11, 2025, a notice of the filing of the application was issued (Investment Company Act
Release No. 35634). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions is
consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Trinity Capital Inc., et al. (File No. 812-15594) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.